FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO SANTANDER CHILE AND SUBSIDIARIES

CONSOLIDATED FINANCIAL INFORMATION

As of July 31, 2018

The principal balances and results accumulated for the period ending July 2018 (Amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	Ch$ million
Cash and deposits in banks	1,741,877
Interbank loans, net	17,164
Loans and accounts receivables from customers, net	28,570,930
Total investments	2,819,915
Financial derivative contracts	2,202,766
Other asset items	2,465,258
Total assets	37,817,910

Principal liabilities	Ch$ million
Deposits and other demand liabilities	7,930,406
Time deposits and other time liabilities	12,885,324
Financial derivative contracts	2,057,561
Issued debt instruments	7,937,874
Other liabilities items	3,931,702
Total equity	3,075,043
Total liabilities	37,817,910

Equity attributable to:
Equity holders of the Bank	3,031,625
Non-controlling interest	43,418

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	Ch$ million
Net interest income	816,043
Net fee and commission income	175,789
Result from financial operations	55,614
Total operating income	1,047,446
Provision for loan losses	(178,112)
Support expenses	(418,675)
Other results	8,174
Income before tax	458,833
Income tax expense	(102,061)
Net income for the period	356,772

Attributable to:
Equity holders of the Bank	355,191
Non-controlling interest	1,581

FELIPE CONTRERAS FAJARDO	MIGUEL MATA HUERTA
Chief Accounting Officer	Chief Executive Officer

BANCO SANTANDER CHILEY AFILIADAS

INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de julio de 2018

A continuación se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de julio de 2018 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del active	MM$
Efectivo y depósitos en bancos	1.741.877
Adeudado por bancos	17.164
Créditos a clientes totales	28.570.930
Inversiones totales	2.819.915
Contratos de derivados financieros	2.202.766
Otros rubros del activo	2.465.258
Total Activos	37.817.910

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	7.930.406
Depósitos y otras captaciones a plazo	12.885.324
Contratos de derivados financieros	2.057.561
Instrumentos de deuda emitidos	7.937.874
Otros rubros del pasivo	3.931.702
Total patrimonio	3.075.043
Total Pasivos	37.817.910

Patrimonio atribuible a:
Tenedores patrimoniales del Banco	3.031.625
Interés no controlador	43.418

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingreso neto por intereses y reajustes	816.043
Ingreso neto de comisiones	175.789
Resultado de operaciones financieras	55.614
Total ingresos operacionales	1.047.446
Provisiones por riesgo de crédito	(178.112)
Gastos de apoyo	(418.675)
Otros resultados	8.174
Resultado antes de impuesto	458.833
Impuesto a la renta	(102.061)
Utilidad consolidada del period	356.772

Resultado atribuible a:
Tenedores patrimoniales del Banco	355.191
Interes no controlador	1.581

FELIPE CONTRERAS FAJARDO	MIGUEL MATA HUERTA
Gerente de Contabilidad	Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions (SBIF) of Chile. The accounting principles issued by the SBIF are substantially similar to IFRS. but there are some exceptions. The SBIF is the banking industry regulator that according to article 15 of the General Banking Law. establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards. banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG and which coincides with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event that discrepancies exist between the accounting principles issued by the SBIF (Compendium of Accounting Standards) and IFRS. the Compendium of Accounting Standards will take precedence.

#contribuir al progreso de las personas y las empresas.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: August 14, 2018